EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP. 610-815 West Hastings St Vancouver, BC V6C 1B4 (the "Issuer")

Item 2.	Date of Material Change

April 26, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on April 26, 2012.

Item 4.	Summary of Material Change

The Company reported today that that a new hole, RR 12-1, has intersected 537 feet (164 meters) of 0.099 oz Au/st (3.38 g/t Au) including 140 feet (42.7 meters) of 0.274 oz Au/st (9.40 g/t Au). This intersection includes 12 intercepts (each about 5 feet in length) which assayed greater than 0.3 oz Au/st (10 g/t Au) to as high as 0.75 ozAu/st (25.6g/t Au).

Drill holes RR 12-1 and RR 12-2, commenced in February, were flatter angled -55 degree exploration holes from sites earlier drilled with -70 degree holes.  These holes were drilled eastward to focus on a potential high-grade feeder previously discovered in hole RR11-16 within the North Bullion Fault Zone (“NBFZ”) as announced on February 22, 2012.  RR12-1 is located about 300 feet north of RR12-02.  Both of these holes were designed to further assess the generally north-south-trending NBFZ target and intersect high-grade feeder mineralization within this target zone.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

April 26, 2012

GOLD STANDARD VENTURES CORP.

By:

“Richard Silas”

Corporate Secretary

(Please print here name of individual whose signature appears above.)

GOLD STANDARD VENTURES INTERSECTS 537 FEET (164 METERS) OF 0.099 OZAU/ST (3.38G/T) AT RAILROAD, NEVADA PROJECT

INTERCEPT IN CORE HOLE RR12-1 INCLUDES 140 FEET (42.7METERS) OF 0.274 OZAU/ST (9.4G/T)

April 26, 2012 - Vancouver, B.C., - Gold Standard Ventures Corp. (“Gold Standard”)  (TSXV: GV; OTCQX: GDVXF) www.goldstandardv.com reported today that a new hole, RR 12-1, has intersected 537 feet (164 meters) of 0.099 oz Au/st (3.38 g/t Au) including 140 feet (42.7 meters) of 0.274 oz Au/st (9.40 g/t Au). This intersection includes 12 intercepts (each about 5 feet in length) which assayed greater than 0.3 oz Au/st (10 g/t Au) to as high as 0.75 ozAu/st (25.6g/t Au).

Drill holes RR 12-1 and RR 12-2, commenced in February, were flatter angled -55 degree exploration holes from sites earlier drilled with -70 degree holes.  These holes were drilled eastward to focus on a potential high-grade feeder previously discovered in hole RR11-16 within the North Bullion Fault Zone (“NBFZ”) as announced on February 22, 2012.  RR12-1 is located about 300 feet north of RR12-02.  Both of these holes were designed to further assess the generally north-south-trending NBFZ target and intersect high-grade feeder mineralization within this target zone. (see location link  http://goldstandardv.com/conference/conf-may-2012.html ).

Highlights of 12-1 include;

•	Thick (537 feet/164m) interval of continuous gold mineralization

•	Drilled at -55° from the same site as RR11-18 which was drilled at -70° and intersected 255 feet of 0.048 ozAu/st (77.8m of 1.63g/t) including 110 feet of 0.075 ozAu/st (33.5m of 2.58g/t).

•	Approximately a 300 feet northerly step-out from RR 11-16 which intersected 185 feet of 0.125 ozAu/st (56.4m of 4.29g/T) including 60 feet of 0.214 ozAu/st (18.3m of 7.34g/t)

•	Prematurely terminated in gold mineralization at 1316 feet due to bad rock conditions.

•	Continues to affirm that the NBFZ mineralization is similar to the larger, more robust gold deposits in the northern portion of the Carlin Trend.

This gold intercept confirms and expands the potential of a major gold deposit discovery within the NBFZ target of Gold Standard’s Railroad project on the Carlin Trend, Nevada.

A conference call will be held by the company at 2:00pm EST to discuss today’s release and the ongoing exploration program at Railroad. Dial in numbers are provided at the end of this press release.

Assay results are also available for drill hole RR12-2, angled eastward at -55°, an offset of, and from the same site as, RR11-16 -70°.

See the table included herein for significant intercepts within drill holes RR12-1 and RR12-2.

Dave Mathewson, Gold Standard`s Vice President of Exploration, states that “we are drilling a large zone of strong gold mineralization that remains open in almost all directions.  This mineralization has all the characteristics expected of a large and strong gold system and is typical of some of the major gold deposits located on the Carlin Trend and elsewhere in Nevada.”

The high grade gold zones occur within very complex, commonly silicified, baritic, alunitic, and sulfidic tectonic and coincident dissolution created collapse breccias.  High-grade gold zones, greater than 0.2 ozAu/st, are also characterized by the presence of abundant “sooty” sulfides, and realgar and orpiment (arsenic sulfides).

Drilling is in progress with two core drills in the NBFZ target area. “With these recent very positive drill results, we will be stepping up our exploration effort within this target area. These results are from only the first target which we have aggressively pursued starting in 2010 within the Railroad exploration program. This bodes well for many of the other targets we are developing and intending to pursue on the property, especially perhaps the nearby Railroad Fault zone, a close analog to Newmont’s and Premier Gold’s Rain Fault gold zone located just to the north in the Rain mining district.  Frankly, we are in the very early stages of exploring the Railroad district, especially given its now established credentials for strong gold mineralization.  I also wish to add that with our recent staff additions, we have an exploration team as good as any in Nevada.   I know this team is up to the challenge of dealing with the very geologically complex, district-scale, gold discovery opportunity of the Railroad Project.” Mr. Mathewson said.

Drill testing of the North Bullion Target Zone has to date defined gold-mineralized breccia bodies in the carbonate rocks more than 1500 feet thick, over 800 feet along strike, and several hundred feet in width. The presence of high value gold mineralization within this target zone has also been established and it remains open in most directions.  At least two more core rigs will soon be mobilized onto the target. RedCor Drilling Company, Gold Standards’ core drilling contractor, has been and will continue drilling seven days per week without breaks on the challenging and complex NBFZ target for the foreseeable future.

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR12-1(1a) (Core) -550East	401.1 Incl.	237.4 278.9 300.5	401.1 321.6 307.2	163.7 42.7 6.7	3.38 9.40 16.4		537.0 140.0 22.0	0.099 0.274 0.48
RR12-2 (Core) -55° East	Incl.	189.0 217.9 256.0 258.5 313.9 326.7 349.0 356.9	206.7 224.9 271.0 262.7 322.2 342.1 352.0 385.9	17.7 7.0 15.0 4.3 8.3 15.4 3.0 29.0	0.414 0.359 1.16 3.20 0.367 0.960 0.614 0.980		58.0 23.0 49.0 14.0 27.0 50.5 10.0 95.0	0.012 0.010 0.034 0.093 0.011 0.028 0.018 0.029

*note: the gold intervals reported in the above table are based on a 0.34ppm (0.01ozAu/st) cutoff.  The reported gold intervals may, or may not represent true thicknesses and, or widths.  In general, the gold distribution within these large, complex tectonic and collapse breccia bodies tends to be irregular and determinable by grade breaks only.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box.  A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko.  The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver where they are digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

CONFERENCE CALL:

A conference call to discuss this drilling update will be held at 2:00PM(EST) on April 26, 2012. Investors are invited to participate by connecting to the call using one of the following dial-in numbers and asking to be placed in the Gold Standard Conference call:

Date:	April 26, 2012

Time:	2:00PM Eastern Standard Time

Dial in Number:	1- 647-426-1845 or toll free 1-866-782-8903

The call will be hosted by Jonathan Awde, president and chief executive officer, Dave Mathewson, Vice-President of Exploration. Callers should refer to the newly posted slides on Gold Standard’s website that will be referenced during the meeting.

If you cannot participate in the live call, a replay will be available by dialing one of the following replay numbers. You will be able to dial in and listen to the conference two hours after the meeting end time, and the replay will be available until May 9, 2012. Please enter the replay Passcode No. 991380 followed by the pound key.

Replay dial-in:

Toll-free:  1-866-245-6755

International or local (Toronto):  1-416-915-1035

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 26,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

All of the forward-looking statements made in this news release are qualified by these cautionary statements and by those made in our filings with SEDAR in Canada (available at www.sedar.com) and with U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml) and in other reports on our website at www.goldstandardv.com at Investors Information.